Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 12, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz

Re:	CPG Carlyle Commitments Fund, LLC (File No. 811-22763)

Dear Mr. Bartz:

On behalf of CPG Carlyle Commitments Fund, LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on January 5, 2018. The Staff's comments relate to Amendment No. 7 (the "Amendment") to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "Registration Statement").

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

Comment 1. Please disclose on the cover page of the Confidential Memorandum (the "Memorandum"), in bolded bullet points, that:  (i) the Fund's units are not listed on a securities exchange, and no market for the Fund's units is expected to develop; and (ii) an investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

Response 1. Please note that the language requested in (i) is present on the cover page of the Memorandum (although it is neither bolded nor bulleted), and the language requested in (ii) is stated in "Summary of Terms—Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions" (although it is phrased in the positive rather than the negative). After considering the costs of revising and recirculating the Memorandum to investors and the nature of the changes, Central Park Advisers, LLC, the Fund's investment adviser (the "Adviser"), believes it is the best interest of the Fund's investors to make the requested revisions when the Fund next amends its Registration Statement.

Comment 2. Please represent to the Staff that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments.  Please provide the staff with a general explanation as to how the Fund will cover its unfunded investment commitments ("Commitments").

Response 2. The Adviser has advised us that it reasonably believes that the Fund will satisfy all of its Commitments.

The Adviser advises us that the Fund expects to satisfy the Commitments through a combination of cash holdings, liquid investments (including cash equivalents and high quality fixed income securities, money market instruments and money market mutual funds), certain yield-enhancing investments described in the Memorandum, distributions from underlying funds, proceeds from the sale of portfolio securities and borrowings. Please note the Commitment strategy is more fully described in the Memorandum under the captions "Summary of Terms—Investment Strategies" and "Investment Program—Portfolio Allocation" and "—Portfolio Construction".

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Securities and Exchange Commission

January 12, 2018

Comment 3. The disclosure under the caption "Summary of Terms—Distribution Policy" addresses returns of capital. Please add disclosure to clarify that a return of capital is a return to investors of a portion of their original investment in the Fund.

Response 3. Please note that the Fund is sold only to "accredited investors" (within the meaning of Regulation D under the Securities Act of 1933, as amended). We believe that these sophisticated investors understand the meaning of the term "return of capital." For the reasons articulated in Response 1 above, the Adviser has determined to make the requested revision when the Fund next amends its Registration Statement.

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Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Lisa P. Goldstein of this office at 212.969.3381 (lgoldstein@proskauer.com).

Very truly yours,

/s/ Brad A. Green

Brad A. Green

cc:	Stuart H. Coleman

Lisa P. Goldstein